[Belk Letterhead]

March 12, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director

Re:	Belk, Inc.
Form 10-K for Fiscal Year Ended January 29, 2011
Filed on April 12, 2011
Definitive Proxy Statement on Schedule 14A
Response dated February 7, 2012
File No. 000-26207

Dear Ms. Ransom:

We are responding to the comments in the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 27, 2012. To assist in your review, we have included the Staff’s comments below prior to our responses.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 20

1.	We note your response to comment 1 and have the following comments.

•

We believe that the 2011 to 2013 Stretch Incentive Plan, or the SIP, is an equity incentive plan, as such term is defined in Item 402(a)(6)(iii) of Regulation S-K, because the awards under the SIP require settlement by issuance of your class B common stock. See FASB ASC Topic 718-10-15-3. You acknowledge this fact in the fourth paragraph of page 2 of your letter. We do not agree with your analysis that the SIP can begin as a non-equity incentive plan in fiscal 2011, when the SIP is implemented, and convert into an equity incentive plan in fiscal 2013, when the performance period under the SIP is completed. Please confirm to us your understanding that the SIP should be treated as an equity incentive plan during the entire period in which it is in effect.

•

Please reorganize the “Elements of Executive Compensation” subsection to remove the implication that the SIP is not an equity incentive plan. For example, we note that you describe the SIP under the heading “Cash Incentive Awards” as opposed to describing the SIP under the heading “Equity Incentive Awards.”

Securities and Exchange Commission

March 12, 2012

•

Please disclose in the “Stock Awards” column of the Summary Compensation Table for fiscal year 2011 the fair value of the awards under the SIP. You should calculate the fair value as of the first day of the third quarter of fiscal year 2011, which is the service inception date of your named executive officers under the SIP. The calculation should assume the probable outcome of performance conditions. In a footnote to the Summary Compensation Table, please disclose the fair value at the service inception date assuming that the highest level of performance conditions will be achieved if an amount less than the maximum was included in the table. See Instruction 3 to Item 402(c)(2)(v) and (vi) of Regulation S-K. We believe that substituting the service inception date for the grant date in reporting the fair value of the awards under the SIP is appropriate because this approach better reflects your compensation committee’s adoption of, and your named executive officers’ commencement of performance under, an equity incentive plan in fiscal year 2011. Furthermore, while the number shares to be issued under the SIP is unknown at the service inception date, the potential payouts under the SIP are known at the service inception date, and this information will allow you to determine the fair value of the awards under the SIP. For further guidance, please consider Question 119.24 of our Compliance and Disclosure Interpretations (Regulation S-K).

•

Please confirm to us your understanding that you should disclose the threshold, target and maximum payouts under the SIP in the columns under the heading “Estimated Possible Payouts Under Equity Incentive Plan Awards” of the Grant of Plan-Based Awards table for fiscal year 2011, which is the year in which your named executive officers began performing their services under the SIP. Please also confirm to us your understanding that the fair value you reported for awards under the SIP in the Summary Compensation Table should also be reported in the “Grant Date Fair Value of Stock Awards” column of the Grant of Plan-Based Awards table. See Instruction 8 to Item 402(d) of Regulation S-K. For further guidance, please consider Questions 119.24 and 120.01 in our Compliance and Disclosure Interpretations (Regulation S-K).

•

Please confirm to us your understanding that if you comply with the bullet points above, your proposed method of reporting the awards under the SIP when such awards have been earned after the end of fiscal year 2013, as described in the last paragraph of your response to comment 1, is unnecessary.

Response to Comment 1:

We have reviewed the Staff’s analysis and we confirm to the Staff our understanding that the SIP should be treated as an equity incentive plan during the entire period in which the SIP is in effect. In future filings, beginning with our 2012 proxy statement, we will reorganize the “Elements of Executive Compensation” subsection to remove the implication that the SIP is not an equity incentive plan. For example, we will include the description of the SIP under the

Securities and Exchange Commission

March 12, 2012

heading “Equity Incentive Awards.” In addition, in future filings, beginning with our 2012 proxy statement, we will include the fair value of the awards under the SIP in the “Stock Awards” column of the Summary Compensation Table for fiscal year 2011, calculated as of the first day of the third quarter of fiscal year 2011, the service inception date, and based on the probable outcome of performance conditions, in accordance with FASB ASC Topic 718. In a footnote to the Summary Compensation Table, we will disclose the fair value at the service inception date assuming that the highest level of performance conditions will be achieved if an amount less than the maximum was included in the table. We confirm to the Staff our understanding that we should disclose the threshold, target and maximum payouts under the SIP in the columns under the heading “Estimated Possible Payouts Under Equity Incentive Plan Awards” of the Grant of Plan-Based Awards table for fiscal year 2011. We also confirm to the Staff our understanding that the fair value we reported for awards under the SIP in the Summary Compensation Table should also be reported in the “Grant Date Fair Value of Stock Awards” column of the Grant of Plan-Based Awards table. Finally, we confirm to the Staff our understanding, based on our compliance with the Staff’s comment, that our proposed method of reporting the awards under the SIP if and when such awards have been earned after the end of fiscal year 2013, as described in the last paragraph of our response to comment 1 of our February 7, 2012 letter, is unnecessary.

2.	We note your response to comment 2. When the performance goal for each fiscal year is set at the start of such fiscal year, rather than the start of the performance period, you should treat the date on which such performance goal is set to be a new grant date. For guidance, please consider Question 120.06 in our Compliance and Disclosure Interpretations (Regulation S-K). Please confirm to us your understanding of this requirement.

Response to Comment 2:

With respect to the CFO Incentive Plan, or for any other similarly structured incentive plan that we may adopt in the future, we confirm to the Staff our understanding of the requirement that when the performance goal for each fiscal year is set at the start of such fiscal year, rather than the start of the performance period, we should treat the date on which such performance goal is set to be a new grant date.

Securities and Exchange Commission

March 12, 2012

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (704) 426-8402 if you have any questions.

Very truly yours,

/s/ Ralph A. Pitts

Ralph A. Pitts
Executive Vice President, General Counsel and Secretary